Exhibit (l)

[Letterhead of Goldman Sachs Group, Inc.]

April 19, 2013

Goldman Sachs Trust II (the “Trust”)

200 West Street

New York, New York 10282

Re:	Goldman Sachs Multi-Manager Alternatives Fund

Ladies and Gentlemen:

We hereby agree to purchase from the Fund, on a date to be specified by the Fund, and prior to the effective date of the Trust’s Registration Statement on Form N-1A, 10,000 shares of beneficial interest, par value $0.01 each, of the Institutional Class shares of the Fund, at the price of $10.00 per share, for an aggregate price of $100,000, to provide the initial capital the Fund requires pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering of its shares.

We hereby represent that we are acquiring said shares for investment purposes, and not for distribution or resale to the public.

Very truly yours,

Goldman Sachs Group, Inc.

By:	/s/ James A. McNamara
Name: James A. McNamara
Title: Managing Director